UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 333-51854-99
For the fiscal year ended December 31, 2008 and 2007
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2008	10
Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions	11
Signatures	12
Exhibit:
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
EX-23

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
Kansas City, Missouri
June 25, 2009

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Cash and temporary investments	$387,728	$140,003

Investments, at fair value:
Common collective trust	11,088,728	9,521,919
Common stock of Kansas City Southern	5,953,582	10,071,632
Common stock of Janus Capital Group	8	33
Mutual funds	25,430,018	33,064,323

Total investments	42,472,336	52,657,907

Contributions receivable:
Participant	27,889	—
Company	7,284	—

Total contributions receivable	35,173	—

Investment trades receivable	21,902	9,127

Total assets	42,917,139	52,807,037

Liabilities:
Accrued liabilities	14,048	5,684
Investment trades payable	356,362	41,300

Total liabilities	370,410	46,984

Net assets available for benefits at fair value	42,546,729	52,760,053
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	531,829	66,833

Net assets available for benefits at contract value	$43,078,558	$52,826,886

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income (loss):
Interest and dividends	$1,792,798	$2,848,961
Net appreciation (depreciation) in fair value of investments	(17,712,267)	2,020,550

Total investment income (loss)	(15,919,469)	4,869,511

Contributions:
Participant	3,228,590	2,258,918
Company	2,017,742	1,430,819

Total contributions	5,246,332	3,689,737

Total additions (reductions)	(10,673,137)	8,559,248

Deductions:
Fees and expenses	(3,100)	(3,040)
Benefits paid	(4,648,884)	(5,372,786)

Total deductions	(4,651,984)	(5,375,826)

Increase (decrease) in net assets available for benefits	(15,325,121)	3,183,422
Transfers into plan	5,576,793	—
Net assets available for benefits:
Beginning of year	52,826,886	49,643,464

End of year	$43,078,558	$52,826,886

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2008, the MidSouth Rail Union 401(k) Retirement Savings Plan (the “MidSouth Union Plan”) and the Kansas City Southern Railway Company Union 401(k) Plan (the “Railway Union Plan”) were merged into the Plan.

The Plan includes three separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining agreement of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of the Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participant”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participant”): American Train Dispatchers Association, Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”).

All participants under the Plan age 18 and older are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the first day of employment.

The Plan was amended on August 7, 2007, allowing an employee classified as a part-time employee, a seasonal employee or a temporary employee to participate in the Plan as a KCS Participant beginning on the first day of each calendar quarter coincident with or immediately following the date the participant has completed one year of service.

A Midsouth Rail Union Participant that ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

A Railway Union Participant that ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Plan Administrations

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. On June 14, 2007, the Plan’s trustee, changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2008 or 2007. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. The Company does not match Railway Union Participant contributions. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon.

KCS Participant Company contributions vest according to the following schedule:

Years of service	Percent vested
2	20%
3	40
4	60
5 or more	100
Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of service	Percent vested
1	20%
2	40
3	60
4	80
5	100
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59½. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year which is the later of the year of the participant’s separation from service or the year in which the participant attains normal retirement age (age 65). Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70½. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on account balances, as defined in the plan

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(h)	Forfeitures

Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce the Company’s contribution. Allocated forfeitures were $53,382 and $47,955 for the Plan years ended December 31, 2008 and 2007, respectively. Outstanding forfeitures at December 31, 2008 and 2007 were $97,646 and $0, respectively.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2008	2007
Invesco Stable Value Trust, 11,620,557 and 9,588,752 units, respectively	$11,088,728	$9,521,919
Kansas City Southern common stock, 312,524 and 293,377 units, respectively	5,953,582	10,071,632
EuroPacific Growth, 103,792 and 89,260 units, respectively	2,907,215	4,540,647
Growth Fund of America, 117,755 and 108,088 units, respectively	2,411,631	3,676,078
Janus Fund, 95,533 and 82,177 units, respectively	1,836,147	2,651,014
MFS Value Fund, 131,415 and 108,929 units, respectively	2,305,019	2,889,889
PIMCO Total Return Administrative Shares, 512,784 and 387,975 units, respectively	5,199,627	4,147,448
Washington Mutual Investors, 113,341 and 108,737 units, respectively	2,426,624	3,656,831
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($17,712,267) and $2,020,550, respectively.

	2008	2007
Kansas City Southern common stock	$(4,376,859)	$1,747,798
Janus Capital Group Income common stock	(25)	(443)
Mutual funds	(13,335,383)	273,195

Total net investment appreciation (depreciation)	$(17,712,267)	$2,020,550

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and liabilities. SFAS 157 defines the fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: valued at the closing price market prices reported on the active market on which the individual securities are traded.

Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The common collective trust (Invesco Stable Value Trust or the “Trust”) holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value as of December 31, 2008:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$11,088,728	$—	$11,088,728
Common stock of Kansas City Southern	5,953,582	—	—	5,953,582
Common stock of Janus Capital Group	8	—	—	8
Mutual funds	25,430,018	—	—	25,430,018

	$31,383,608	$11,088,728	$—	$42,472,336

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusions of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 29, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2008 and 2007. The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2008 and 2007, the fair value of shares held is $5,953,582 and $10,071,632, respectively.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(8)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$43,078,558	$52,826,886
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(531,829)	(66,833)
Amounts allocated to withdrawing participants	(45,164)	(77,806)

Net assets available for benefits per the Form 5500	$42,501,565	$52,682,247

The following is a reconciliation of the total investment income (loss) per the financial statements to the Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$(15,919,469)	$4,869,511
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(464,996)	131,901

Total investment income (loss) per the Form 5500	$(16,384,465)	$5,001,412

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$4,648,884	$5,372,786
Add Amounts allocated to withdrawing participants	45,164	77,806
Less prior year amounts allocated to withdrawing participants	(77,806)	—

Benefits paid to participants per the Form 5500	$4,616,242	$5,450,592

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2008 and 2007, respectively but not yet paid as of that date.

(10)	Prohibited Transaction

During the plan years ended December 31, 2008 and 2007, the Company failed to remit to the Trustee certain employee contributions totaling approximately $280,931 and $12,735 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participants’ account to compensate in aggregate the approximate lost income due to the delays.

(11)	Plan Merger

Effective January 1, 2008, the Midsouth Union Plan and Railway Union Plan were merged into the Plan and net assets of $4,502,881 and $1,073,912 respectively, were transferred into the Plan.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2008

Identity	Description	Fair value
Common stock:
* Kansas City Southern common stock	312,524 shares, with a fair value of $19.05 per share	$5,953,582
Janus Capital Group Income common stock	1 share, with a fair value of $8.03 per share	8
Common collective trust:
Invesco Stable Value Trust	11,620,557.290 shares, with a fair value of $0.95 (rounded) per share	11,088,728
Mutual funds:
AIM Small Cap Growth Fund	57,892.428 shares, with a fair value of $16.83 per share	974,330
American Balanced	58,220.539 shares, with a fair value of $13.78 per share	802,279
American Century Real Estate/Advisor	53,563.525 shares, with a fair value of $11.68 per share	625,622
CRM Mid Cap Value Fund/Investment	40,414.376 shares, with a fair value of $18.66 per share	754,132
DWS Equity 500 Index	6,538.808 shares, with a fair value of $101.24 per share	661,989
EuroPacific Growth	103,792.054 shares, with a fair value of $28.01 per share	2,907,215
Franklin Balance Sheet Investment Fund—Class A	53,583.301 shares, with a fair value of $35.19 per share	1,885,596
Growth Fund of America	117,755.444 shares, with a fair value of $20.48 per share	2,411,631
ING International Value Fund	195,937.895 shares, with a fair value of $9.49 per share	1,859,451
Janus Fund	95,533.115 shares, with a fair value of $19.22 per share	1,836,147
Janus Twenty Fund	18,152.045 shares, with a fair value of $42.99 per share	780,356
MFS Value Fund	131,414.975 shares, with a fair value of $17.54 per share	2,305,019
PIMCO Total Return Administrative Shares	512,783.694 shares, with a fair value of $10.14 per share	5,199,627
Washington Mutual Investors	113,340.671 shares, with a fair value of $21.41 per share	2,426,624

Total investments		$42,472,336

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2008

	Relationship		Amount
Identity of party involved	to plan	Description of transaction	Involved
Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2008	$280,931

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2007	12,735

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	944
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 25, 2009	Kansas City Southern 401(k) and Profit Sharing Plan
/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources